Megan N. Gates| 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

June 21, 2007

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0610
100 F Street, N.E.
Washington, DC 20549
Attn: Gregory S. Belliston, Esq.

Re:	Alteon Inc.
Preliminary Proxy Statement on Schedule 14A, Amendment 2
Filed: June 14, 2007
File No. 1-16043

Ladies and Gentlemen:

On behalf of Alteon Inc. (“Alteon” or the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this response letter (the “Response Letter”) which revises the Revised Preliminary Proxy Statement on Schedule 14A that was filed with the Commission on June 14, 2007 (the “Initial Proxy Statement”).

The Response Letter is being filed in response to comments contained in the letter dated June 21, 2007 from Jeffrey Riedler, Assistant Director of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance, to Noah Berkowitz, M.D., Ph.D., the Company’s President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Initial Proxy Statement as set forth below. Page numbers referred to in the responses reference the applicable pages of Initial Proxy Statement.

SCHEDULE 14A

Use of Proceeds, page 33

Comment 1:  We note the revisions pursuant to comment 3. You still include $9 million under the broad category of “general corporate purposes, including capital expenditures and working capital.” Please describe with more specificity the uses this category includes, and state an approximate dollar value for each such use.

Response 1: The Company has revised page 33 of the Initial Proxy Statement as follows to provide the disclosure requested in this comment:

“Use of Proceeds

We expect to receive approximately $22,500,000 in net proceeds from the sale of Series B Preferred Stock in the Financing, including the conversion of the Company’s Senior Convertible Secured Promissory Notes, as discussed elsewhere in this proxy statement. The warrants that will be issued to the investors to purchase up to 125,000,000 shares (prior to the implementation of the reverse stock split discussed elsewhere in this proxy statement) of our Series B Preferred Stock are exercisable for a period of five years. The warrants are exercisable for cash and via cashless exercise. If all of the warrants were exercised for cash we would receive approximately $6,250,000 in proceeds.

We currently intend to use the net proceeds from the Financing as follows:

•
approximately $10,000,000 to fund a portion of our drug candidate ALT-2074’s development activities, including two Phase IIa clinical trials as well as a pharmacokinetics study and a Phase IIb study to demonstrate the efficacy of ALT-2074 in certain cardiovascular indications. and related toxicology studies and manufacturing and materials costs;

•
approximately $2,000,000 to fund a portion of our drug candidate alagebrium’s development activities, including two Phase II clinical trials in adults, and related toxicology studies and manufacturing and materials costs;

•
approximately $4,000,000 to fund research and development activities for the discovery of new organoselenium compounds, the identification of new indications for the Company's exisiting compounds, and the development of a diagnostic test for haptoglobin;

•	approximately $1,000,000 that we owe to our collaborative partner Oxis International pursuant to a previously disclosed license agreement with Oxis; and

•
approximately $5,500,000 for general corporate purposes which we currently expect to be comprised of our salary, lease payments, legal and accounting costs, prosecution and administration of our intellectual property, insurance, travel and other general administrative expenses, as well as capital expenditures and working capital.

This expected use of net proceeds represents our current intentions based upon our present plans and business conditions. The amounts and timing of our actual expenditures will depend on numerous factors, including the ongoing status of and results from clinical trials and other studies for ALT-2074 and alagebrium, as well as the development of a haptoglobin test, and the advancement of additional organoselenium compounds, any collaborations we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering. We do not expect the net proceeds and our other available funds to be sufficient to fund the completion of the development of any of our product candidates, and we expect that we will need to raise additional funds prior to being able to market any products. We have no current plans, agreements or commitments for acquisitions of any businesses, products or technologies.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

June 21, 2007

We hope that the above response and the related revisions to the Initial Proxy Statement will be acceptable to the Staff. We thank you for your time and attention. Please do not hesitate to call the undersigned or Bill Whelan at (617) 542-6000 with any questions regarding the Initial Proxy Statement or this letter and kindly fax a copy of any written comments to the following parties:

William T. Whelan Megan N. Gates Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000 FAX: (617) 542-2241	Noah Berkowitz, M.D., Ph.D Alteon Inc. 221 W. Grand Avenue Suite 200 Montvale, NJ 07645 (201) 818-5860 FAX: (201) 934-8880

Thank you for your assistance.

Sincerely, /s/ Megan N. Gates Megan N. Gates

cc: Securities and Exchange Commission
Jeffrey Riedler
Gregory S. Belliston

Alteon Inc.
Noah Berkowitz, M.D., PhD.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan
Evan M. Bienstock